Aames

EIGHTH SUPPLEMENT TO OFFERING MEMORANDUM DATED MAY 15, 2002

AAMES FINANCIAL CORPORATION
Offer to Exchange
5.5% Convertible Subordinated Debentures Due 2012
for any and all outstanding
5.5% Convertible Subordinated Debentures Due 2006

The exchange offer will expire at 5:00 p.m. New York City time on Friday, December 13, 2002, unless extended

        This eighth supplement amends and updates the information contained in the offering memorandum dated May 15, 2002, the supplement to the offering memorandum, dated June 6, 2002, the second supplement to the offering memorandum, dated June 13, 2002, the third supplement to the offering memorandum, dated July 2, 2002, the fourth supplement to the offering memorandum, dated August 1, 2002, the fifth supplement to the offering memorandum, dated August 16, 2002, the sixth supplement to the offering memorandum, dated September 20, 2002, and the seventh supplement to the offering memorandum, dated November 7, 2002, relating to our offer to exchange our newly issued debentures for any and all of our outstanding 5.5% Convertible Subordinated Debentures Due 2006.

       As set forth below, some of the terms of the exchange offer and the new debentures have changed. Except as modified below, however, the terms and conditions of the exchange offer and all other terms of the new debentures set forth in the offering memorandum have not changed and remain applicable in all respects to the exchange offer and the new debentures. This eighth supplement should be read in conjunction with the offering memorandum and the related letter of transmittal, each of which was filed with the Securities and Exchange Commission on May 15, 2002, and the previous supplements to the offering memorandum, which were filed with the Commission on June 6, 2002, June 13, 2002, July 2, 2002, August 1, 2002, August 16, 2002, September 20, 2002 and November 7, 2002, respectively. These documents have been previously mailed to you. This eighth supplement, the previous supplements, the offering memorandum and the related letter of transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the exchange offer.

        We are extending the expiration date for the exchange offer until 5:00 p.m., New York City time, on Friday, December 13, 2002. The exchange offer had been scheduled to expire at 5:00 p.m., New York City time, on Tuesday, December 3, 2002. We reserve the right to further extend the exchange offer or to terminate the exchange offer, in our discretion, in accordance with the terms of the exchange offer. To date, we have received tenders of existing debentures from holders of approximately $42.9 million principal amount, or approximately 37.6% of the outstanding existing debentures.

        In addition, we have amended the exchange offer as follows:

        The Exchange Offer

  For each $1,000 principal amount of existing debentures tendered prior to the expiration date, you will receive $1,000 principal amount of new debentures. We originally offered to exchange $800 principal amount of new debentures for each $1,000 principal amount of existing debentures tendered in the exchange offer.

        The New Debentures

The new debentures will bear interest at 5.5% per annum from the date of issuance, rather than 4.0% as originally offered.

  On December 23, 2002, we will redeem through a scheduled mandatory sinking fund payment 40% of the new debentures then outstanding on a pro rata basis at a redemption price equal to 100% of principal amount, plus accrued and unpaid interest to the date of redemption. Accordingly, for each $1,000 principal amount of new debentures held by you on December 23, 2002, we will redeem $400 principal amount of such debentures by paying you $400 in cash, plus accrued and unpaid interest on the new debentures to the date of redemption. The original payment date of the scheduled mandatory sinking fund was December 15, 2002 and the original redemption amount was 30% of the new debentures then outstanding.

We have further amended the exchange offer to provide that we may not optionally redeem the new debentures prior to making the scheduled mandatory sinking fund payment.

       As a result of the amendments to the terms of the exchange offer and the new debentures set forth above, pages 35 and 51 of the offering memorandum are modified to reflect, for U.S. federal income tax purposes, an issue price of the new debentures not to exceed $430 per $1,000 principal amount of existing debentures tendered, rather than $268 per $1,000 originally reflected based on the original terms of the exchange offer. Additionally, page 53 of the offering memorandum is modified to reflect, for U.S. federal income tax purposes, a principal amount of the new debentures equal to $430 per $1,000 stated principal amount of existing debentures tendered, rather than $335 per $1,000 originally reflected based on the original terms of the exchange offer. You are urged to consult your tax advisor as to the tax consequences of the exchange offer to you in light of the above amendments.

        Except as modified in this eighth supplement, the terms and conditions of the exchange offer and all other terms of the new debentures set forth in the offering memorandum have not changed and remain applicable in all respects to the exchange offer and the new debentures.

The date of this eighth supplement is November 27, 2002.

        The exchange agent for the exchange offer is:

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

By Registered or Certified Mail:	By Hand in New York:	By Overnight Courier and By Hand in Minnesota:
Wells Fargo Bank Minnesota, National Association MAC-N9303-121 6th and Marquette Minneapolis, MN 55479 Attn: Jeff Crow	Wells Fargo Bank Minnesota, National Association c/o The Depository Trust Company 55 Water Street, 1st Floor New York, NY 10041 Attn: Vincent Brown Jeanette Park Entrance	Wells Fargo Bank Minnesota, National Association MAC-N9303-121 6th and Marquette Minneapolis, MN 55479 Attn: Jeff Crow

By Facsimile:
(612) 667-4927

Confirm by Telephone:
(612) 667-0750

The information agent for the exchange offer is:

D.F. KING & CO., INC.
77 Water Street
New York, New York 10005
Banks and Brokers call:
(212) 269-5550 (call collect)
All others call:
(800) 207-3159 (toll free)

Any questions regarding this supplement or the terms of the exchange offer should be directed to the company:

Aames Financial Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, California 90071
Attention: John F. Madden, Esq.
Telephone: (323) 210-4871 (collect)
(800) 829-2929 (toll free)